Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

August 30, 2010

By Fax and Edgar

Russell Mancuso
Branch Chief - Legal
Securities and Exchange Commission
Fax:       202-772-9349

Re: Havaya Corp.
Registration Statement on Form S-1 - Amendment No. 3
File No. 333-165083
Originally Filed February 26, 2010

Dear Mr. Mancuso:

Havaya Corp. (“Havaya”) acknowledges receipt of the letter dated July 23, 2010 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Third Amended Draft") and have tracked all changes in the edgarized document for ease of review.  The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that Havaya is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

Corporate Background, page 5

1.           Please revise the third and fourth sentences to clarify whether the contracts indicate that you supply the kits and provide the supply and fulfillment services or the other party to the contract provides these products and services.

Response:  Revised.  We have revised the first paragraph of the Corporate Background section as follows to clarify that Pacific Naturals will be supplying the kits and providing fulfillment services:

“We were incorporated on November 21, 2007.  We are a development stage company that has not generated any revenues to date.  We have executed an agreement with Pacific Naturals, a California-based teeth whitening kit manufacturer, for the supply of teeth whitening kits at wholesale prices with the Havaya brand labeling and packaging, and for the provision of fulfillment services.  We are focused on marketing and offering private label teeth whitening kits. We plan to market and distribute these kits through a fulfillment center (online and via a 1-800 telephone number) to be operated by Pacific Naturals with delivery by means of commercial ground/air services direct to the consumer.”

The Offering, page 5

2.
We note your revised disclosure at the top of page 15.  Please revise your disclosure at the top of page 6 under the heading “Market for the common stock” to highlight that you do not intend to register or qualify your stock in any state and the impact that will have on the market for your securities.

Response:  Revised.  We have revised the document to include the following disclosure under the heading “Market for the common stock”:

“In addition, we do not intend to register or qualify our common stock for secondary trading in any state.  Since many states restrict the resale of securities that have not been registered or qualified for resale, the potential secondary market for our common stock will be limited.”

Our Officers and Directors, page 10

3.	We note your disclosure in response to prior comment 4 continues to use the term “may.” Therefore, we reissue the comment seeking disclosure of the reason for the uncertainty. Also:
•
Please revise the third bullet point to clarify whether obligations imposed by judgments related to violations of the United States federal securities laws are “enforceable according to the rules relating to the enforceability of judgments in Israel” and whether the substance of such judgments is “contrary to public policy.”

•
Please revise the sixth bullet point to clarify whether Israeli courts deem judgments of United States courts related to violations of the United States federal securities laws “rendered by a court…competent to render it according to the laws of private international law in Israel.”

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

Response:  Revised.  We have revised Risk Factor No. 8 in the document to clarify the reason for the uncertainty involved in enforcing U.S. judgments in Israel.  We have also avoided use of the term “may” by expanding our disclosure of the obstacles which a claimant pursuing a claim against the Company or its directors in Israel will need to overcome:

“In accordance with the Israeli Law on Enforcement of Foreign Judgments, 5718-1958, and subject to certain time limitations (the application to enforce the judgment must be made within five years of the date of judgment or such other period as might be agreed between Israel and the United States), an Israeli court has the discretion to declare a foreign civil judgment enforceable if it finds that:
•	the judgment was rendered by a court which was, according to the laws of the State in which the court is located, competent to render the judgment;
•	the judgment may no longer be appealed;
•	the tenor the judgment is not repugnant to the laws of the State of Israel or to public policy in Israel; and
•	the judgment is executory in the State in which it was given.

It is unlikely that an Israeli court would deem the tenor of a judgment of a court of the United States in relation to federal securities law to be repugnant to the laws of the State of Israel or to public policy in Israel.  However, given that the decision by Israeli courts to enforce foreign judgments is discretionary, such a decision cannot be guaranteed.

An Israeli court will not declare a foreign judgment enforceable if:
•	the judgment was obtained by fraud;
•	there is a finding of lack of due process;
•	the judgment is in conflict with another judgment that was given in the same matter between the same parties and that is still valid;
•	the time the action was instituted in the foreign court, a suit in the same matter and between the same parties was pending before a court or tribunal in Israel; or
•
the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel.  It should be noted that Israeli courts deem U.S. courts competent to render judgments under federal securities law according to the laws of private international law in Israel.

Furthermore, anyone bringing a claim against the Company or its directors in Israel will need to show that the Israeli court is not a forum non conveniens, i.e. inappropriate venue to hear such a claim.  An Israeli court, in considering whether it is a forum non conveniens, will consider which legal forum is most connected to the dispute, the reasonable expectations of the parties with respect to the place of jurisdiction of the dispute, and public considerations, such as which forum has a true interest in dealing with the dispute.  If the Israeli court, having ruled that it is an appropriate forum to hear the claim, decides that U.S. law has the strongest linkage to the parties and other circumstances of the case, it will apply U.S. law in adjudicating the claim. In that case, the content of applicable U.S. law must be proven as a fact, which can be a time-consuming and costly process.”

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

The reselling of teeth whitening kits…page 11

4.
We note your revised disclosure in response to comment 5 from our letter dated June 4, 2010.  With a view to disclosure, please tell us why you have revised this risk factor disclosure to remove references to the Drug Enforcement Agency and Department of Transportation regulation.

Response:  We removed references to regulation by the Drug Enforcement Agency and the Department of Transportation from Risk Factor No. 14 because we determined that the products which we plan to sell will not be subject to regulation by these bodies.  Regulation by the Drug Enforcement Agency is not relevant because the products we plan to sell are not drugs within the meaning of the laws enforced by the Drug Enforcement Agency (e.g. the Controlled Substances Act).  Similarly, the laws enforced by the Department of Transportation are not relevant to the products that we plan to sell.

State securities laws may limit…page 15

5.	You have not clearly disclosed the states in which investors can resell your securities. We therefore reissue the second sentence of prior comment 6.

Response:  Revised.  We have revised Risk Factor No. 28 as follows:

“If you purchase shares of our common stock sold in this offering, you may not be able to resell the shares in any state unless and until the shares of our common stock are qualified for secondary trading under the applicable securities laws of such state or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in such state.  Thirty-three states have what is commonly referred to as a “manual exemption” for secondary trading of securities such as those to be resold by selling stockholders under this registration statement.  In these states, so long as the issuer obtains and maintains a listing in Mergent, Inc. or Standard and Poor’s Corporate Manual, secondary trading of common stock can occur without any filing, review or approval by state regulatory authorities in these states.  These states are:  Alaska, Arizona, Arkansas, Colorado, Connecticut, District of Columbia, Florida, Hawaii, Idaho, Indiana, Iowa, Kansas, Maine, Maryland, Massachusetts, Michigan, Mississippi, Missouri, Nebraska, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Rhode Island, South Carolina, Texas, Utah, Washington, West Virginia, and Wyoming.  Ten states provide for an exemption for non-issuer transactions in outstanding securities effected through a registered broker-dealer when the securities are subject to registration under Section 12 of the Securities Exchange Act of 1934 for at least 90 days (180 days in Alabama).  These states are: Alabama, Colorado, District of Columbia, Illinois, Kansas, Missouri, New Jersey, New Mexico, Oklahoma, and Rhode Island.

We currently do not intend to register or qualify our stock in any state.  Because the shares of our common stock registered hereunder have not been registered for resale under the blue sky laws of any state, and we have no current plans to register or qualify our shares in any state, the holders of such shares and persons who desire to purchase such shares in any trading market that might develop in the future should be aware that there may be significant state blue sky restrictions upon the ability of investors to purchase and sell such shares.  In this regard, each state's statutes and regulations must be reviewed before engaging in any securities sales activities in a state to determine what is permitted, or not permitted, in a particular state.  Furthermore, even in those states that do not require registration or qualification for the resale of registered securities, such states may require the filing of notices or place additional conditions on the availability of exemptions.  Accordingly, since many states continue to restrict the resale of securities that have not been qualified for resale, investors should consider any potential secondary market for our securities to be a limited one.”

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

Should our stock become listed…page 16

6.
We note your response to comment 7 in your letter dated July 12, 2010.  Based on your response as well as your purchasing and sales strategy disclosure on page 23, it appears that you presently do not have sufficient funding to meet your obligation under the federal securities laws for the next twelve months nor have you secured funding necessary to do so. We therefore reissue comment 14 to our letter dated March 24, 2010.

           Response:  Revised.  Our Directors have provided a commitment to loan the Company up to $5,000 in the aggregate, if necessary, to cover our costs to comply with the federal securities laws over the next 12 months in the event of any shortfall. We have revised the Third Amended Draft accordingly.

7.	Please reconcile the third part of your response to comment 7 with your disclosure in the final sentence in the “Liquidity and Capital Resources” section on page 26.

Response:  Revised.  We have revised the final sentence of the “Liquidity and Capital Resources” section as follows:  “We currently have no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit, or any other sources, except for a commitment by our Directors to loan us up to $5,000 in the aggregate, if necessary to cover our costs to comply with the federal securities laws over the next 12 months.

Sales Strategy, page 23

8.
You have not disclosed the key assumptions underlying your timing projections on page 23 and your cost projections on page 31; therefore, we reissue the first sentence of comment 9 in our letter dated June 4, 2010.

Response:  Revised.  With regard to our key assumptions relating to our timing projections we have revised page 23 of the document as follows:

“We believe that 100 teeth whitening kits will be sufficient for sampling, testing, and design purposes, and therefore we issued an initial purchase order for 100 kits.  We directed that ten kits be delivered to our offices in Israel for product testing and design purposes. Ten units have been delivered to our offices in Israel, and we are testing them and will shortly begin the package design process.  We plan to complete the package design process in October 2010.

We had originally projected an initial order of 1,500 kits, which amount was based on our negotiations with our first potential supplier which required a minimum initial order of 1,500 kits.  However, since our current supplier did not require us to place such a large minimum order, when we actually placed our initial order, we ordered only 100 kits, a quantity that is intended to satisfy our actual needs at this stage.

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

We expect to issue our first commercial order of the kits in December 2010 for a quantity of approximately 5,000 kits, which we expect will cover at least a six-month production and sales period.  We based this projection on the assumption that we will be able to sell 300 kits per month from the time we commence our advertising blitz, which is planned for December 2010.  A first commercial order of 5,000 kits will allow us to maintain inventory at our fulfillment center warehouse, which will protect us from unanticipated delays in production in the event sales are better than expected.  Furthermore, we will save on printing costs with an order of 5,000 kits since the cost per kit would be higher for a smaller first commercial order.  However, the quantity of our estimated first commercial order may change depending on the level of historical and future forecasted demand.

Our initial projection of a first commercial order of 2,000 kits has been revised to 5,000 kits since our initial projection did not take into account the inventory that we would like to maintain as a safety net against any production delays, nor the savings we will realize on printing costs per kit on a larger first commercial order.”

With regard to our key assumptions relating to our cost projections, we have revised page 31 of the document by adding the following additional disclosure:  “Our costs per unit are based on the fees that Pacific Naturals will charge us pursuant to our Supply Agreement with them.”

Marketing/Advertising Strategy, page 24

9.	You have not provided us with support for your cost assumptions. We therefore reissue comment 10 in our letter dated June 4, 2010.

Response.  Revised.  We have revised the document to include additional disclosure as follows:

“To penetrate the market and achieve product exposure, we plan to initially market our product regionally in Florida and several other states with a three week “blitz” advertising campaign using cable TV, broadcast TV and internet advertising.  The cost of the TV advertising campaign will be approximately $9,605, broken down as follows:  $3,330 on Lifetime Cable, $2,775 on Discovery Health, and $3,500 on the CW Network (formerly UPN).  Based on our budget, during our three week advertising campaign, we anticipate purchasing between 55 and 133 commercials on Lifetime Cable, at a cost of between $25 and $50 per airing; between 55 and 138 commercials on Discovery Health, at a cost of between $20 and $50 per airing; and between 8 and 17 commercials on CW Network, at a cost of between $200 and $400 per airing (not including prime time Monday through Friday or Sunday).  Our cost assumptions for our advertising budget for CW Network are based on the rate card which we received from them.  As to the other cable stations, we based our cost assumptions on quotations that we received from a regional Florida-based advertising agency and from National TV Spots, a national advertising agency.”

Overview of the Company, page 28

10.
We note your response to prior comment 16 in your letter dated July 12, 2010.  With a view to disclosure, please tell us when Mr. Gober disposed of his shares and how that transfer was consistent with the Securities Act.  To the extent known, please tell us who received Mr. Gober’s shares and the amount of consideration, if any, paid for the shares.

Response:  Revised.  We have revised our response to clarify that Mr. Gober was never a shareholder of Havaya. See the Third Amended Draft.

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

Recent Corporate Developments, page 28

11.
With a view toward disclosure, please tell us whether the supplier of your planned product also intends to sell the product directly or under its own brand name.  If so, please tell us why you believe the supplier will sell the product to you at a price that will permit you to sell it for less than the supplier charges its retail customers as you suggest on page 31.

Response:  Pacific Naturals does not sell the product directly to retail customers or under its own brand name.

The Market Opportunity, page 29

12.
We note your response to prior comments 19 and 25 and your disclosure on page 31 that your pricing will be below that of most of your competitors.  Please provide support for this statement on page 31 that includes all of the information that you have collected about prices of your competitors who are selling a product similar to the one that you intend sell, including competitors who sell your supplier’s product.  For information you obtained from an internet site, please provide us with a web address for the page that reflects the information that you provide in response to this comment.

Response:  Revised.  We have revised the document to re-insert the web addresses of the internet sites from which we obtained information regarding the prices of our competitors who are selling similar products.  Pacific Naturals’ customer list is confidential and we do not know which of our competitors are reselling products manufactured by our supplier. See the Third Amended Draft.

13.
We note your response to comment 20 in your letter dated July 12, 2010.  The source you cite in your response published the market data more than a one year ago and it remains unclear when the other sources you cite conducted their market research.  Therefore it is unclear how you can state unequivocally that the data used in this section reflects the most recent available information and remains reliable.  Please advise.

Response:  Revised.  The U.S. Market for Oral Care Products, 7th Edition, presents the most recent available information since an 8th edition has not yet been published.  We are not aware of any other widely available market research information for the U.S. market that supersedes the market data included in the Third Amended Draft.  With regard to some of the other sources we cite, we have revised the “Market Opportunity” section of the document to include some more recent available information.  See the Third Amended Draft.

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

Product Pricing, page 31

14.
We note your response to prior comment 23 in your letter dated July 12, 2010 and your revised disclosure.  Please consider the third sentence of Item 10(b)(2) of Regulation S-K and tell us why you have not included these other operating costs in your table.

Response:  As noted in our prior response, we do not intend for the table on page 31 to disclose our projected revenues, net income, or earnings.  The sole purpose of the table is to illustrate the margin between the customers’ purchase price per unit and the costs to Havaya to purchase such kits and deliver them to our potential customers.  By adding the explicit statement that the margin provided in the table does not reflect our operating costs, we took care to assure that the choice of the items projected in the table was not susceptible of misleading inferences.  We have not included the other items of operating costs in the table because the table is not intended to provide a cash flow analysis; rather it simply discloses the difference between the unit cost to Havaya and the customer’s purchase price.

15.	With a view to disclosure, please tell us how, if at all, your estimated costs impact your product pricing. If you will sell your products for less than your costs, please disclose.

Response:  We do not intend to sell our products for less than our costs.  We took our estimated costs, including our operating costs, into consideration in determining our proposed product pricing.

Our Competition, page 31

16.
We note your revised disclosure on page 28 in response to prior comment 17 that your distributors sell the same product, albeit under a different name, in the markets that you will target.  Please revise your disclosure concerning your competition to include a discussion of these competitors.

Response:  Revised.  Pacific Naturals’ customer list is confidential and we do not know which of our competitors are reselling products manufactured by Pacific Naturals.  Nevertheless we have revised our disclosure concerning our competition as follows:

“There are many teeth whitening kits being sold that compete with our proposed product.  In fact, our supplier, Pacific Naturals, sells white label teeth whitening kits to other resellers for resale under private labels.  Thus, the chemical composition of the teeth whitening gel in our product will be identical to the chemical composition of other products in the market.  The following is a sampling of the widely available products currently offered in the marketplace, as well as some lesser-known products which are value-priced.”

Competitive Advantages, page 36

17.
Please revise your disclosure added in response to prior comment 26 to state clearly how any of the items in your list of bullet points provide you an advantage over competitors who sell the same product under a different name.  If you intend to compete primarily on price, please revise to say so directly and remove the implication that you have other material competitive advantages.

Response:  Revised.  We have revised this section as follows:

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

“Subject to our maintaining our current supply agreement with Pacific Naturals and entering into agreements with other potential suppliers, our private label product is intended to have the following benefits:

•	Safe and easy to use at home;
•	16-22% carbamide peroxide;
•	Moderately priced;
•	Competitive pricing;
•	Our mouth-trays have breathable holes; and
•	Nothing artificial needs to be bonded to teeth.

Many of our competitors include or offer one or more of the benefits listed above, and we intend to compete primarily on price and on our ability to market and fulfill orders in an efficient manner.”

18.
With a view toward clarified disclosure regarding your competitive position, please tell us how your proposed product compares with your competitors, including those mentioned under “Our Competition” beginning on page 31, with regard to:

•	degree of whitening achieved;
•	number of uses required to achieve the optimal result;
•	number of uses that the consumer obtains per unit of product purchased;
•	duration of treatment;
•	length of time after achieving desired result before treatment is required again; and
•	history of use upon which to evaluate safety.

Response:  Revised.  We have revised the document to include a discussion of how our product compares to the products of our competitors with respect to the categories listed in your comment above:

“• Degree of whitening achieved

In clinical trials, during the first 14 days of use, the use of a 20% carbamide peroxide product resulted in significantly more lightness in the teeth than a 7.5 % hydrogen peroxide product.  (source: “A Clinical Evaluation of Carbamide Peroxide and Hyrdrogen Peroxide Whitening Agents During Daytime Use”, G.R. Mokhlis, B.A. Matis, M.A. Cochran and G.J. Eckert, Journal of the American Dental Association, 2000, Vol 131, No 9, 1269-1277).  We are not claiming that any exact degree of whiteness will be achieved by our product; rather, this study demonstrates that within the first two weeks a 20% carbamide peroxide product achieves faster whitening results than a hydrogen peroxide product.

In addition, a 20% concentration of carbamide peroxide was more efficient than a 10% concentration of carbamide peroxide, and the results of whitening are visible sooner with the higher concentration.  However, this study also concluded that a lower concentration of carbamide peroxide at the end of 2 weeks eventually achieves the same results as higher concentrations. (Source: G.R. Mokhlis, et. al. study cited above).

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

With regard to a carbamide peroxide pen applicator, studies conducted for the Procter & Gamble Company by Magnussoni, Barker, and Gerlach from the University of Florida, demonstrated that after 14 days the use of 6% hydrogen peroxide strips resulted in superior whitening when compared to an 18% carbamide peroxide pen-on-liquid (pen applicator).  Since the study conducted by G.R. Mokhlis, et. al. (cited above) has shown that in the first 14 days of use, a 20% concentration of carbamide peroxide resulted in significant whiteness when compared to 7.5% hydrogen peroxide in the same time frame, our 20% formula should be better than the pen applicator used by some of our competitors.

With regard to Crest Whitestrips, which are 6% hydrogen peroxide, a study performed by Dr. Marco Ferrari at the Research Center for Dentistry in Italy, published in the American Journal of Dentistry, Vol. 20, September 2007, concluded that at the end of a two week trial, the Crest Whitestrips performed 29% better than a 10% carbamide peroxide tray system such as ours.  However, since the carbamide peroxide used in this trial was of a lower concentration, we believe that if a 16-22% concentration were studied, the results would be similar to those obtained in the study conducted by G.R. Mokhlis, et. al. (cited above).

•  Number of uses required to achieve the optimal results

According to the study conducted by G.R. Mokhlis, et. al. (cited above), a product of 16-22% carbamide peroxide should be used 1 hour per day for 14 days in order to achieve optimal results.  We recommend that our product be administered for 1 hour per day for 14 days in order to achieve visible teeth whitening.

•  Number of uses that the consumer obtains per unit of product purchased

Our product contains a 10cc syringe that has sufficient capacity to provide for 20 uses (both upper and lower teeth).  Should a customer want either only upper or lower teeth, then there would be sufficient gel for 40 uses.

•  Duration of treatment

According to the study conducted by G.R. Mokhlis, et. al. (cited above), optimal results for a product of 16-22% carbamide peroxide will be achieved if used for one hour per day for 14 days.  We recommend that our product be administered for 1 hour per day for 14 days in order to achieve visible teeth whitening.

•  Length of time after achieving desired result before treatment is required again

According to the study conducted by G.R. Mokhlis, et. al. (cited above), both hydrogen peroxide and carbamide peroxide teeth whitening systems have similar effects at the end of a 14 day period.  We therefore infer that the effect of using our product will be similar to other products currently on the market.  Although some of our competitors claim that “whiteness” lasts for 12-18 months after treatment, we recommend that our product be used every 6 months for best results.

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

•  History of use upon which to evaluate safety

Teeth whitening systems based on both hydrogen peroxide and carbamide peroxide are one of the most common esthetic dental procedures in use today.  Whitening systems became an instant success in the late 1980’s with the invention of the mouth trays.  Extensive safety data has been collected over 12 years of post-treatment monitoring without any findings of meaningful harm. (Source: American Journal of Dentistry, Volume 20, Special Issue A, September 2007, Title: Professional Whitening Strips in a University Population, Author: Dr. Juan Carlos Hernandez Guerrero).”

Existing or Probable Government Regulations, page 37

19.
We note your revised disclosure to comment 5 from our letter dated June 4, 2010.  Please identify and describe the state and local laws that you reference in the first sentence of the penultimate paragraph on page 11.

Response:  Revised.  We have revised the first paragraph of Risk Factor No. 14 as follows:

“The marketing, distribution and sale of the private label teeth whitening kits that we propose to sell will be subject to the requirements of federal law.  While the Food and Drug Administration (FDA) currently classifies teeth whitening products as cosmetic products that are not subject to FDA regulations, the products we plan to sell are subject to the Federal Food, Drug and Cosmetic Act, which regulates the advertising, record keeping, labeling, handling, storage and sale of cosmetics.”

Reports to Security Holders, page 39

20.
Please expand your disclosure added in response to prior comment 28 to disclose when you will have a class of securities registered under section 12 of the Exchange Act as mentioned in response 13 of your letter dated May 17, 2010.  Also clearly state the difference between becoming “a ‘reporting issuer’ under Section 12” and filing the report you mention in the last clause of this section.  Add any appropriate risk factors that explain the significant differences, including the automatic reporting suspension in Section 15(d) of the Exchange Act and the applicability of Section 16 and the proxy rules.

Response:  Revised. We have revised the “Reports to Security Holders” section of the document to include additional disclosure regarding our plans with respect to registering under Section 12 as follows:

“While we intend to file a Form 8-A promptly after this registration statement becomes effective and thereby become a “reporting issuer” under Section 12 of the Securities Exchange Act of 1934, we are not currently a reporting issuer and upon this registration statement becoming effective we will be required under Section 15(d) of the Exchange Act to file the periodic reports required by Section 13(a) of the Exchange Act with respect to each class of securities covered by our registration statement.  These reporting obligations may be automatically suspended under Section 15(d) of the Exchange Act if on the first day of any fiscal year other than the fiscal year in which our registration statement became effective there are fewer than 300 shareholders.  On the other hand, if we become a reporting issuer under Section 12 of the Securities Exchange Act of 1934, we will be subject to all of the obligations incumbent on a company with securities registered under Section 12 of the Exchange Act, including the continuing obligation to file the Section 13(a) reports; the directors, officers, and principal stockholders beneficial ownership disclosure requirements of Section 16 of the Exchange Act; and the proxy rules and regulations of Section 14 of the Exchange Act.”

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

In addition, we have added the following Risk Factor to the document:

“30.  Stockholders may have limited access to information because we are not yet a reporting issuer and may not become one.

While we intend to file a Form 8-A promptly after this registration statement becomes effective and thereby become a “reporting issuer” under Section 12 of the Securities Exchange Act of 1934, we are not currently a reporting issuer and upon this registration statement becoming effective we will be required to comply only with the limited reporting obligations required by Section 13(a) of the Exchange Act.  These reporting obligations may be automatically suspended under Section 15(d) of the Exchange Act if on the first day of any fiscal year other than the fiscal year in which our registration statement became effective, there are fewer than 300 shareholders.  If we do not become a reporting issuer and instead make a decision to suspend our public reporting, we will no longer be obligated to file periodic reports with SEC and your access to our business information will be restricted.  In addition, if we do not become a reporting issuer, we will not be required to furnish proxy statements to security holders, and our directors, officers and principal beneficial owners will not be required to report their beneficial ownership of securities to the SEC pursuant to Section 16 of the Exchange Act.”

Future Sales by Existing Stockholders, page 43

21.
We note your response to prior comment 29 in your letter dated July 12, 2010 and your revised disclosure.  In the event that this registration statement becomes effective, you will be subject to the reporting requirements of Section 15(d) of the Exchange Act.  Please revise your disclosure to describe the number of shares that can be sold at the time period provided in Rule 144(d)(1)(i).

Response: Revised.  We have revised the “Future Sales by Existing Stockholders” section of the document as follows:

“As of the date of this prospectus, there are 45 stockholders of record holding a total of 6,500,000 shares of our common stock.  All of our issued shares of common stock are "restricted securities", as that term is defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Securities Act.  Of these 6,500,000 shares, the 2,000,000 shares held by the Selling Stockholders are being registered in this offering and will be freely tradable without restriction or further registration under the Securities Act.  The 4,500,000 shares held by our “affiliates”, as such term is defined in Rule 144, are not being registered in this offering.  Of these 4,500,00 shares held by our affiliates, three million five hundred thousand (3,500,000) shares have been held for over a year and may be sold in the public market pursuant to Rule 144(d)(ii), subject to the availability of current public information, volume restrictions, and certain restrictions on the manner of sale.  An additional one million (1,000,000) shares held by our affiliates will have been held for over a year by the end of April 2011.  In the event that this registration statement becomes effective, then, pursuant to Rule 144(d)(1)(i), these one million (1,000,000) shares held by our affiliates may be sold in the public market three months after the effective date, since they would have been held by our affiliates for over six months, subject to the availability of current public information, volume restrictions, and certain restrictions on the manner of sale.”

Havaya Corp.
51 Sheshet Hayamim St.
Kfar Saba   44269
Israel
Tel: 1-800-878-5756

Financial Statements, page F-1

22.
We note your interim statement of operations and cash flows for the interim period ended March 31, 2010.  Please revise to also include the interim statement of operations and cash flows for the corresponding period in the prior fiscal year (i.e. for the period ended March 31, 2009).  Refer to Rule 8-03 of Regulation S-X.

Response:  Revised.  We have provided updated financial statements for the period ended June 30, 2010, and have updated the document to include financial information through June 30, 2010.  Please see the Amended Draft.

23.	Consideration should be given on an ongoing basis to the updating requirements of Rule 8-08 of Regulation S-X. An updated auditor’s consent should also be included with any amendment to the filing.

Response:  We note the Commission’s guidance and will give consideration to the updating requirements of Rule 8-08 of Regulation S-X on an ongoing basis.  An updated auditor’s consent is included with our amended S-1.

Exhibit 10.1

24.
Please expand your response to prior comment 34 to tell us when you filed your request for confidential treatment per Rule 406.  For guidance, please refer to Staff Legal Bulletin No. 1 (February 28, 1997, with July 11, 2001 addendum) available on the Commission’s website.  Also see Regulation S-T Item 101(c)(1)(i).

Response:  We did not file a separate request for confidential treatment of the supply agreement pursuant to Rule 406.  A written request pursuant to Rule 406 is being sent to Office of the Secretary in paper format.

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact at Tel: 1-800-878-5756.

Sincerely,

Avraham Grundman, President and Treasurer
Havaya Corp.
VIA EDGAR
cc:	Joseph McCann, Securities and Exchange Commission, Division of Corporation Finance - Edgar